Management’s Discussion and Analysis

For the nine months ended September 30, 2012

 Dated: November 13, 2012

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the nine months ended September 30, 2012

Introduction

This Management’s Discussion and Analysis (“MD&A”) of Quaterra Resources Inc. (“Quaterra” or the “Company”) has been prepared by management in accordance with the requirements under National Instrument 51-102 as of November 13, 2012, and provides comparative analysis of Quaterra’s financial results for the nine months ended September 30, 2012 and 2011.

The following information should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2011 and the condensed consolidated interim financial statements for the nine months ended September 30, 2012, together with the related notes thereto. The Company reports its financial position, financial performance and cash flows in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts contained herein are in Canadian dollars, unless otherwise indicated.

Quaterra is a Canadian-based, junior exploration company focused on exploration, discovery and development of the Yerington Copper District in Nevada. It maintains a pipeline of gold, silver and copper projects in the United States and Mexico for future growth or monetization.

The Company’s shares are listed on the TSX Venture Exchange (“TSXV”) under the symbol “QTA” and NYSE MKT under the symbol “QMM”. Additional information related to Quaterra is available on the Company’s website at www.quaterra.com, on SEDAR at www.sedar.com or the United States Securities and Exchange Commission (“SEC”) www.sec.gov.

The Company is subject to a number of risks and uncertainties due to the nature of its business and present stage of explorations. There have been no changes in the Company’s risks and uncertainties during the nine months ended September 30, 2012 from those described in the 2011 annual MD&A and 2011 Annual Information Form of the Company.

Certain forward-looking statements are discussed in the MD&A with respect to the Company’s activities and future financial results. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. The results for the interim periods presented are not necessarily indicative of the results that may be expected for any future period. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, as they are subject to significant risks and uncertainties that may cause projected results or events to differ materially from actual results or events.

Mr. Eugene Spiering, Vice President Exploration of the Company is the qualified person responsible for the preparation of the technical information included in this MD&A.

Corporate Strategy

The Company is focusing its efforts on its 100% owned Yerington district copper assets. As a result, the Company is evaluating its non-core assets. Consequently the Company and its joint venture partner Blackberry Ventures 1, LLC ("Blackberry") have engaged a financial advisor to assist in the potential sale of the Nieves silver property in Mexico.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the nine months ended September 30, 2012

Update on Mineral Properties

MacArthur Property, Nevada

The Company’s 100%-owned MacArthur project is a secondary enriched acid soluble copper deposit located 70 miles southeast of Reno, Nevada. Exploration drilling began in April 2007 and as of December 2011, a total of 204,700 feet of drilling in 401 holes had been completed on the property. The drilling program has delineated a widespread blanket of acid soluble copper oxide and chalcocite mineralization above primary copper mineralization that may represent the fringes of a major porphyry copper system.

M3 Engineering & Technology Corp. (“M3”) of Tucson, Arizona completed a preliminary economic assessment (“PEA”) for the MacArthur project on May 23, 2012. The study concluded that the project has potential for development as a large-scale copper oxide heap leach operation that would provide long-term cash flows for a relatively modest capital outlay. The PEA set out the following key project parameters:

  An open pit mine based on an acid soluble measured and indicated copper resource model of 159 million tons at 0.212% copper and an inferred resource of 243 million tons at 0.201% copper.
  Recovery of 747 million pounds of copper over the 18-year mine life at an average mining rate of 15 million tons per year with a waste to ore stripping ratio averaging 0.90.
  Initial capital expenditure of US$232.7 million.
  Average life-of-mine operating costs of US$1.89 per pound.
  An after tax net present value (“NPV”) of US$201.6 million at an 8% discount rate and a base case copper price according to SEC guidelines of US$3.48 per pound. (The project breaks even at a copper price of $2.56 per pound until the capital is paid off in 3.1 years. Thereafter, the breakeven is US$2.23 per pound.)
  An after tax internal rate of return (“IRR”) of 24.2% with a 3.1-year pay back.

Mine operating costs were provided by Independent Mining Consultants Inc. (“IMC”) of Tucson, Arizona, based on an average 41,000 ton per day mine plan.

The project financials were enhanced by including in the above cash flows a sulfuric acid plant at the site compared to purchasing and transporting acid to the site. An on-site acid plant provides more long term certainty for the highest operating cost item (sulfuric acid), reduces the requirement for purchased electric power, and would leverage future consolidation and development of other oxide deposits in the District.

The SX/EW capital cost estimate was prepared based on recent M3 in-house information of similar SX/EW facilities. It includes the heap leach pads, SX/EW facility and tank farm based on a design flow rate of 10,400 gal/min. Additional upfront capital costs were included for mining equipment and infrastructure improvements (power, water, roads) needed at the site. Capital costs are considered accurate to -20% to +25%.

The copper recovery and acid consumption for the financial analysis were determined by Tetra Tech Inc. (“Tetra Tech”) of Golden, Colorado, after review of the metallurgical test data from 32 recent column tests performed by Metcon Research of Tucson, Arizona, (“Metcon”) and historical operating data from previous operations at the site.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the nine months ended September 30, 2012

Tetra Tech completed an updated National Instrument (“NI”) 43-101 compliant independent resource estimate for the MacArthur PEA. At a 0.12% cutoff, the tonnage of the measured and indicated oxide and chalcocite resource has increased 10.7% to 159 million tons at 0.212% copper compared with the previous resource estimate released in December 2010, adding 123.9 million pounds of copper. The inferred oxide and chalcocite resource of 243.4 million tons at 0.201% copper has increased 13.2% from December 2010, adding 132.6 million pounds of copper.

MacArthur’s measured and indicated sulfide resource at a 0.15% cutoff is 1.1 million tons of 0.292% copper containing 6.4 million pounds of copper. Although the pounds of copper in the measured and indicated sulfide resource grew by just 1% (a 24% decrease in tons offset by a 34% increase in grade), the inferred sulfide resource grew by 82% to 134.9 million tons of 0.283% copper, adding an additional 385 million pounds compared to the December 2010 estimate.

A summary of Tetra Tech’s resource estimate is shown below:

MacArthur Copper Project
Oxide and Chalcocite Material

Cutoff Grade	Tons	Average Grade	Contained Copper
(%TCu)	(x1000)	(%TCu)	(lbs x 1000)
Measured and Indicated Copper Resources
0.12	159,094	0.212	675,513
0.20	65,421	0.286	374,601
0.25	29,859	0.364	217,075
Inferred Copper Resources
0.12	243,417	0.201	979,510
0.20	82,610	0.293	483,929
0.25	43,695	0.356	311,108

MacArthur Copper Project
Primary Material

Cutoff Grade	Tons	Average Grade	Contained Copper
(%TCu)	(x1000)	(%TCu)	(lbs x 1000)
Measured and Indicated Copper Resources
0.15	1,098	0.292	6,408
0.20	670	0.369	4,938
0.25	507	0.416	4,216
Inferred Copper Resources
0.15	134,900	0.283	764,074
0.20	89,350	0.341	609,188
0.25	53,060	0.423	449,312

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the nine months ended September 30, 2012

The Qualified Person for the technical report’s updated MacArthur resource estimate is Dr. Rex Bryan with Tetra Tech. The Qualified Person for the preliminary economic assessment is Mr. Rex Henderson with M3. The Qualified Person for the mining portion of the report is Herb Welhener of IMC. The Qualified Person for the metallurgical portion of the report is Dr. Richard Jolk of Tetra Tech.

The results of the PEA are being used to determine what additional drilling will be required to bring the project to a prefeasibility status and to evaluate the potential to integrate the MacArthur resource into a larger operation that includes the Yerington Copper resource. This stage of a project generally includes additional infill and condemnation drilling, metallurgical testing and geotechnical work as well as environmental studies, permitting and engineering.

Some of the options being considered to add additional value to the project include:

  Processing the Yerington site oxide residuals as part of a District-wide oxide project.
  Additional drilling particularly at the north end of the MacArthur site to investigate integrating both deeper acid-soluble and primary sulfide copper into an expanded MacArthur mine plan.
  Pit studies to raise grades, lower the strip ratio and optimize production rates.
  Inclusion of other smaller oxide deposits on the Company’s land position in the Yerington Copper District.

Acquisition costs incurred to September 30, 2012 were $3,057,852 and exploration expenditures were $18,609,263 for a total of $21,667,115. Acquisition costs incurred to December 31, 2011 were $2,358,534 and exploration expenditures were $17,144,368 for a total of $19,502,902.

Yerington Property, Nevada

The Yerington project is a large partially mined porphyry copper system (1952 – 1977, Anaconda) that includes the Yerington and Bear copper deposits. Copper mineralization occurs as primary sulfides below the Yerington pit and in the Bear deposit and as acid soluble copper oxides and chalcocite around the pit margins. The property has the potential to produce significantly more copper than mined by previous operations. With the possible integration of the MacArthur oxide deposit, the Yerington project presents the opportunity to return the district to prominence as one of Nevada’s major copper producers.

Quaterra’s subsidiary, Singatse Peak Services LLC (“Singatse”) owns the former Anaconda mine site at Yerington. After a technical review of all available historical information, Singatse commenced exploration on the Yerington Copper project with a drilling program comprising 21,856 feet in 42 holes during the last half of 2011. Historical data from 558 Anaconda holes were incorporated with the drilling results to support a NI 43-101 compliant resource estimate and technical report by Tetra Tech, Inc. in February 2012.

Using a cutoff of 0.2% TCu, Tetra Tech reports a measured and indicated primary copper resource of 71.8 million tons averaging 0.30% TCu (430 million pounds of copper) and an inferred primary copper resource of 63.9 million tons averaging 0.25% TCu (323 million pounds of copper). The acid-soluble oxide/chalcocite mineralization includes a measured and indicated resource of 9.4 million tons averaging 0.30% TCu (57 million pounds of copper) and an inferred resource of 8.6 million tons averaging 0.28% TCu (47 million pounds of copper).

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the nine months ended September 30, 2012

A summary of the resource estimate is shown below:

Yerington Copper Project
Oxide and Chalcocite Material

Cutoff	Tons	Average	Contained
Grade		Grade	Copper
(%TCu)	(x1000)	(%TCu)	(lbs x 1000)
Measured and Indicated Copper Resources
0.12	18,391	0.23	85,886
0.20	9,445	0.30	57,237
0.25	5,563	0.36	39,953
Inferred Copper Resources
0.12	24,703	0.2	97,873
0.20	8,596	0.28	47,347
0.25	4,215	0.33	28,021

Yerington Copper Project
Primary Material

Cutoff	Tons	Average	Contained
Grade		Grade	Copper
(%TCu)	(x1000)	(%TCu)	(lbs x 1000)
Measured and Indicated Copper Resources
0.15	93,893	0.27	507,961
0.20	71,781	0.30	429,968
0.25	46,991	0.34	318,599
Inferred Copper Resources
0.15	123,366	0.21	529,734
0.20	63,918	0.25	322,530
0.25	26,700	0.29	157,103

The Qualified Person for the Yerington Copper Project resource estimate and the technical report is Rex Clair Bryan, Ph.D., Sr. Geostatistician for Tetra Tech.

The Yerington Copper Project has potential for significant additional resources. Historic and current drilling data indicate that limits to copper mineralization at the Yerington Mine have not yet been established, either horizontally or vertically. Additional exploration and in-fill drilling is being planned to expand and upgrade the copper resources in the pit area to below the 3,000 feet level where only four historic holes have actually explored the deep vertical projection of mineralization.

A sonic drilling program to sample residuals (historic dumps and tailings) at the Yerington site completed 2,391 feet of drilling in 21 holes during September. Since April, a total of 9,585 feet of sonic drilling in 95 holes have provided material for the characterization of the vat leach tails, heap leach pads, and the W-3 sub-grade waste dump. The samples have been sent to Metcon Labs in Tucson, Arizona for metallurgical testing which is ongoing. The results are expected by the end of 2012. These residual resources, historically estimated to total 124 million tons of mineralized material, reflect a notable potential to enhance the MacArthur project once they become NI 43-101 compliant.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the nine months ended September 30, 2012

Metallurgical testing is also planned in the future for core from sulfide mineralized zones below the pit and oxide copper mineralization in the vicinity of the mine. The test results will be used in an economic assessment of the property and an assessment of the merits of a possible integration of the MacArthur and Yerington operations.

In September 2012, SPS reached a voluntary agreement with the U.S. Environmental Protection Agency (EPA) to participate in upgrading the system which manages fluids from the historic mining operation at the Yerington mine site. In exchange for SPS's participation in this work, the Company obtained a site-wide 'Covenant Not to Sue' for the contamination left at the site by former owners and operators of the historic mine operations.

The details of the agreement are contained in a Settlement Agreement and Order on Consent for a Removal Action by a Bona Fide Prospective Purchaser at the Yerington Mine Site, signed by SPS and the EPA on July 16 and July 24, 2012, respectively. The agreement provides for immediate environmental improvements to the site and allows SPS to continue exploration at the site while working cooperatively with the EPA, Nevada Department of Environmental Protection and the community. The Agreement's 'Covenant Not to Sue' strengthens SPS's 'Bona Fide Prospective Purchaser Defense' against liability resulting from the contamination at the site prior to SPS's purchase. It is understood that the private funding of the project will preclude the need for the EPA to list the site on the National Priorities List (often referred to as the Superfund). SPS sees this as a positive step toward our goal of developing the Yerington mine site as well as our other assets in the Yerington Copper District.

The agreement, which was voluntarily entered into by SPS, includes a three-phase project associated with the heap leach pads formerly operated by Arimetco Inc. Phase 1 requires SPS to fund up to $420,000 for repairs to the on-site fluid management system as well as the relining of one of the system ponds, which will be performed by the EPA by the end of this year. Phase 2 requires SPS to complete a study of the entire fluid management system to determine what additional repairs or other modifications are necessary to ensure that the system is capable of handling the fluids from the former mine operations for a period of five years. In Phase 3, SPS will work with the EPA to determine which, if any, of the conclusions of the study should be implemented. SPS may elect to fund half of those repairs. All phases of the work are co-funded by the Atlantic Richfield Company, the predecessor owner and operator of the Yerington mine site and which company the EPA has identified as a potentially responsible party for a portion of the site.

The Bear copper deposit is a large porphyry system that remains unconstrained by drilling beneath the Yerington Mine site. Although it does not contain NI 43-101 compliant resources at this time, historical drilling has indicated a large area of copper mineralization that will require systematic drilling and evaluation. Exploration of the Bear Deposit is planned in 2013 to validate and potentially expand the historic resource into a 43-101 compliant resource.

Acquisition costs incurred to September 30, 2012 were $3,137,010 and exploration expenditures were $6,140,350 for a total of $9,277,360. Acquisition costs incurred to December 31, 2011 were $2,803,906 and exploration expenditures were $3,623,164 for a total of $6,427,070.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the nine months ended September 30, 2012

Herbert Gold Project, Alaska

The Herbert gold project is an early stage, partially drill-tested, high-grade, gold mineralized mesothermal quartz vein system in the historic Juneau Gold Belt of southeast Alaska. The project consists of 105 unpatented lode claims located 30 km north of Juneau and 42 kilometers south of Coeur Alaska's new Kensington gold mine. The property covers six parallel vein structures exposed at the toe of a retreating glacier.

Mineralization consists of mesothermal quartz-carbonate-gold-base metal veins similar to those in other historic mines in the district. Four principal veins have been identified, which from south to north include the Floyd, Deep Trench, Main, and Goat veins. Minor veins include the North, Ridge and Lake veins. The principal veins strike N80E and dip steeply to the north. The cumulative strike length of all mapped veins at present is over 3,700 meters.

Quaterra and Grande Portage have formed a 35% - 65% joint venture for the further exploration and development of the property with each party bearing its proportionate share of costs. Grande Portage is the operator of the Herbert gold project.

Yukuskokon Professional Services, LLC (“YPS”) completed a NI 43-101 compliant resource estimate and technical report for the Herbert Glacier project on May 28, 2012. The resource estimate, which is based on drill results from two of four principal veins on the property, contains an inferred resource of 245,145 ounces of gold in 1.57 million tonnes of material with an average grade of 4.86 g/t (0.142 ounces per ton). The resource was calculated using a 2 g/t gold cut-off grade. Assay composites used in the resource estimate were statistically capped at 40 g/t (1.167 ounces per ton) to insure that outliers are not over-influencing the estimate and to alleviate the potential nugget effect. The resource remains open in multiple directions along these defined veins. In addition, several highly prospective structures spread over the property remain unexplored. A summary of the April 2012, YPS resource estimate is shown below:

Herbert Gold Project
Inferred Resource Estimate (April 2012)

	Cutoff Grade		Av. Grade	Au
	(g/t Au)	Tonnes	(g/t Au)	(Ounces)

Deep Trench Vein	1.0	1,058,120	3.83	130,124
	2.0	957,373	4.05	124,721
	3.0	533,142	5.29	90,692
	4.0	325,583	6.49	67,946
	5.0	188,544	7.90	47,913

Main Vein	1.0	721,445	4.87	112,843
	2.0	535,357	6.06	104,374
	3.0	357,343	7.85	90,199
	4.0	236,942	10.08	76,750
	5.0	184,205	11.69	69,232

Main Vein Splay	1.0	84,522	6.04	16,419
	2.0	77,442	6.45	16,049

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the nine months ended September 30, 2012

	3.0	60,465	7.52	14,611
	4.0	37,085	10.10	12,047
	5.0	30,221	11.40	11,080

Totals (All Zones)	1.0	1,864,086	4.33	259,386
	2.0	1,570,172	4.86	245,145
	3.0	950,949	6.39	195,502
	4.0	599,610	8.13	156,743
	5.0	402,970	9.90	128,225

The inferred resource is the result of two years of drilling along the Main and Deep Trench veins and represents about 20% of the total mapped strike length of all the veins identified on the property. The resource estimate is based on results from 65 diamond core holes (9,386 meters of drilling) and four trenches (19.7 meters of trenching) targeting two of the vein structures.

Mr. Burnett and Dr. Van Wyck are the Qualified Persons responsible for the Herbert Glacier resource estimate. A NI 43-101 compliant Technical Report on the Mineral Resource Estimate for the Herbert Glacier deposit was filed on May 29th.

Grande Portage initiated a 2012 drilling campaign in June. The two rig drill program completed 8,900 meters of core drilling in 62 holes with the objective of upgrading and expanding the Herbert gold resource. The drilling has in-filled the drill hole spacing and tested the open strike extents of the Main and Deep Trench Veins while completing a successful test of the Goat Creek Vein.

Seven holes were drilled from pad J on the Goat Creek structure in 2012. Hole 12J-3 intersected visible gold in a sheared quartz vein with a 2.05 meter intercept of 79.41 g/t gold (2.319 ounces per ton) which includes 0.8 meters of 192.5 g/t gold. Hole 12J-4 encountered an average of 12.66 g/t gold over 1.10 meters in the structure. The Goat Creek vein was discovered in 2011 by a single wildcat hole collared on a linear feature which paralleled the other well-mineralized east-west veins. The feature can be traced on surface for nearly 1,000 meters. Grand Portage has released the results of the first five holes but assays are pending for the other two.

Grand Portage will update the Herbert gold project resource calculation with the 2012 drilling results. Completion of the new mineral resource estimate is expected in the first quarter of 2013.

Acquisition costs incurred to September 30, 2012 were $136,492 and exploration expenditures were $1,408,006 for a total of $1,544,498. Acquisition costs incurred to December 31, 2011 were $120,357 and exploration expenditures were $554,119 for a total of $674,476.

Arizona Strip Uranium Project, Arizona

Quaterra’s Arizona Strip uranium project totals approximately 38 square miles with more than 200 VTEM geophysical anomalies. The Company’s land position covers much of the future production potential of the northern district of the Arizona Strip. Quaterra’s assets on federal lands include 3 mineralized breccia pipes; one (A-20) which could be among the larger identified in the district, 4 drill-defined pipe structures that remain untested in the favorable horizon for uranium mineralization, and 5 possible structures that have been defined by shallow drilling or have collapse structures clearly visible at the surface.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the nine months ended September 30, 2012

On January 9, 2012, the U.S. Department of the Interior (“DOI”) announced a Public Land Order to withdraw approximately one million acres of Federal land for a twenty year period. The stated effect of the order is to withdraw the acreage from new mining claims and sites under the 1872 Mining Law, subject to valid existing rights and does not prohibit previously approved uranium mining, or development of new projects that could be approved on claims and sites with valid existing rights. The withdrawal order affects all 1,000 of Quaterra’s unpatented claims on Federal lands but does not affect future exploration or development on the Company’s 24.9 square miles of State leases.

On April 18, 2012, Quaterra, together with co-Plaintiff the Board of Supervisors, Mohave County, Arizona, filed a lawsuit in the United States District Court for the State of Arizona naming as Defendants the United States Department of the Interior and the Bureau of Land Management.

The basis of the lawsuit is that the United States Government, through the Secretary of the Interior and the Bureau of Land Management, did not adhere to mandated statutory procedures when it issued a decision to close more than one million acres of Federal land to all mining in Northern Arizona. Specifically, the suit alleges that the facts and science demonstrated that mining would not harm the Grand Canyon watershed and that the withdrawal of Federal lands regardless of this evidence was arbitrary and capricious; the decision arbitrarily withdraws over one million acres to address subjective sensibilities which enjoy no legal protection; the Secretary did not comply with the procedural requirements of the National Environmental Policy Act; and, the Secretary did not address scientific controversies and failed to coordinate with Local Governments in making his decision.

The remedy sought is a judicial declaration that the withdrawal Order is unlawful and setting it aside together with issuance of a permanent injunction enjoining the Defendants from implementing any aspects of the Withdrawal. A decision finding that the Secretary failed to follow the criteria and procedures for a withdrawal and setting the withdrawal aside would restore the public lands to the status quo ante and allow Quaterra to proceed to develop the mineral deposits that it has lawfully claimed and worked.

Because the Arizona Strip represents one of the few areas in the U.S. that has been officially set aside for mining and public use by an act of Congress, the DOI’s decision to withdraw federal lands in the district has become the subject of additional litigation. The Nuclear Energy Institute, together with the National Mining Association, filed a lawsuit in U.S. Federal District Court in Arizona on February 27, 2012 seeking to reverse the DOI’s withdrawal order. The lawsuit argues that the DOI “lacks legal authority to make withdrawals of public lands exceeding 5,000 acres,” and that the land withdrawal is an “arbitrary agency action” under the Administrative Procedure Act.

The Northwest Mining Association filed a separate complaint on March 6, 2012 relating to violations of the Federal Land Policy and Management Act (“FLPMA”), the National Forest Management Act (“NFMA”), NEPA and the unconstitutional violation of the Presentment Clause of the U.S. Constitution. The complaint requests the Federal District Court in Arizona to “declare the DOI’s actions: “(a) arbitrary, capricious, an abuse of discretion, or otherwise not in accordance with law; (b) contrary to constitutional right, power, privilege, or immunity; (c) in excess of statutory jurisdiction, authority, or limitations, or short of statutory right; and/or (d) without observance of procedure required by law.”

Pursuant to an order of the United States District Court for the State of Arizona dated July 19, 2012, the case filed by Quaterra Alaska against Secretary Salazar has been assigned to be heard by Judge Campbell of this Court. Similar cases filed by Gregory Yount, National Mining Association and Northwest Mining Association against Secretary Salazar have also been assigned to Judge Campbell. In August, the cases were consolidated for trial. The DOI filed a motion to dismiss the Plaintiff’s claim in September and the motion was heard in October with Judgment being reserved.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the nine months ended September 30, 2012

On state land unaffected by the federal withdrawal, Quaterra has mineral exploration permits over a total of 1,880 acres. It includes 6 separate blocks that control 13 breccia pipe targets including 11 high and moderate priority VTEM anomalies. Nine targets have State approved permits for drilling.

Since the commencement of the withdrawal process, the Company has not expended significant amounts on the Arizona uranium claims pending the withdrawal decision and has suspended plans to continue to develop uranium claims on Federal land while the issues are resolved politically or judicially.

The uranium in this district represents significant potential domestic supply of energy and many jobs at a time when both are critical to the needs of the U.S.

Acquisition costs incurred to September 30, 2012 were $5,061,621 and exploration expenditures were $7,825,536 for a total of $12,887,158. Acquisition costs incurred to December 31, 2011 were $4,761,909 and exploration expenditures were $7,728,123 for a total of $12,490,032.

Nieves Property, Mexico

The Nieves Silver project is a low sulfidation epithermal silver deposit hosted in three east-northeast trending, steeply south dipping vein systems with alteration and mineralization bearing strong similarities to the world class Fresnillo silver deposit. The property consists of 18 concessions covering 12,064 hectares in the Rio Grande Municipality of the Zacatecas Mining District in central Mexico. Quaterra and 50% joint-venture partner Blackberry jointly own the project.

M3 Engineering & Technology Corp. (“M3”) of Tucson, Arizona completed a preliminary economic assessment (“PEA”) for the Nieves project October 31, 2012. The study concluded that the project has potential for development as an open pit silver mine that would produce 55.5 million ounces of silver over 10-year mine life.

The PEA set out the following key project parameters:

  An open pit mine centered on the Concordia vein that contains a total of 35.4 million tonnes of mineable ore . The pit includes 28.3 million tonnes of higher grade material averaging 65 g/t silver and 0.045 g/t gold (at a cutoff of 30.5 g/t silver); and 7.1 million tonnes of lower grade material averaging 24 g/t (at a cutoff of 21.3 g/t silver). The open pit mine plan was developed based on an indicated resource of 33.0 million tonnes at 50.1g/t silver and an inferred resource of 39.3 million tonnes at 32.0 g/t silver, using a cutoff of 15 g/t..
  Recovery of 55.5 million ounces of silver and 41,000 ounces of gold over the 10-year mine life at an average mining rate of 3.5 million tonnes per year. Silver recoveries of 86% were based on testwork completed to date.
  Initial capital expenditure of US$231.6 million with a sustaining capital cost of $64.1 million. Capital costs are considered accurate to +/- 35%.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the nine months ended September 30, 2012

  Average life-of-mine operating costs of $14.98 per ounce of payable silver.

  An after tax net present value (NPV) of $77.1 million at an 8% discount rate and a base case silver price of $27 per ounce and a before tax NPV of $142.32 million. At a silver price of $32.40 the after tax NPV is $204 million. The project breaks even at a silver price of about $21.37 per ounce (about $15.25 after payback).

  An after tax internal rate of return (IRR) of 15.7% with a 4.4-year pay back and a before tax IRR of 21.9% with a 3.4-year pay back.

The NI43-101-compliant resource was completed by Caracle Creek International Consulting Inc. of Toronto, Canada, in June 2012. A summary of the NI43-101 within the Concordia and San Gregorio vein systems using a reporting cut-off grade of 15 g/t Ag is shown below:

Vein	Zone	Classification	Tonnes (t)2	Ag (g/t)	Au (g/t)	Ag (oz) 3	Au
(oz) 3
Concordia	La Quinta	Indicated	33,038,000	50.1	0.04	53,216,700	42,500
Concordia	La Quinta	Inferred	39,258,000	32.0	0.02	40,390,300	25,200
San Gregorio	North	Inferred	18,769,000	27.0	0.08	16,292,800	48,300

The mine plan for the Nieves project is an open pit that straddles the Concordia vein and includes three pit phases. A 35.4 -million tonne mineralized zone would be mined at a rate of 10,000 tonnes per day resulting in a ten year mine life and at a 5.4:1 (waste to ore) strip ratio. The pit includes 28.3 million tonnes of higher grade material averaging 65 g/t silver and 0.045 g/t gold (at a cutoff of 30.5 g/t silver); and 7.1 million tonnes of lower grade material averaging 24 g/t silver (at a cutoff of 21.3 g/t silver). The San Gregorio zone was not included in the mine plan but may become viable with additional drilling.

Ore will be processed using primary crushing followed by grinding in a SAG/ball mill circuit. Ore will then be treated using conventional rougher/cleaner flotation. Following flotation, concentrate will be filtered and bagged for shipment and smelting within Mexico. A conventional tailing facility is planned at a location down-gradient of the mineral processing site. Project infrastructure includes maintenance, warehousing, shop facilities, access roads, grid power and water wells.

The financial analysis is based on a silver price of $27 per ounce and a gold price of $1,300 per ounce, rounded numbers which are both less than the SEC-recommended three-year historical price through the end of August. The analysis includes deductions for all royalty payments and a contingency of 20%. No credits are assumed for lead or zinc. Sensitivities were run for the price of silver, operating cost and initial capital cost.

The Qualified Person for the updated Nieves project resource estimate in this release is Jason Baker, P. Eng., of Caracle Creek International Consulting Inc. (CCIC) of Toronto, Canada. Zsuzsanna Magyarosi Ph.D., P.Geo., also of CCIC, is the Qualified Person responsible for the QA/QC evaluation. Doris M. Fox M.Sc., P. Geo., also of CCIC, is the Qualified Person responsible for the site visit and sampling procedures. The Qualified Person for the preliminary economic assessment is Joshua Snider P.E. with M3 Engineering & Technology Corp., Tucson, Arizona. The Qualified Person for the mining portion of the PEA is Jeffery Choquette P.E. of Butte, Montana, and for metallurgy Thomas L. Drielick P.E. M3 Engineering & Technology Corp., Tucson, Arizona.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the nine months ended September 30, 2012

The PEA emphasizes that additional exploration and drilling could both expand the current pit and upgrade the San Gregorio inferred resource which was not included in this study. The San Gregorio inferred resource includes 16.3 million ounces of silver and 48,300 ounces of gold using a cutoff of 15 grams. Vein systems to the north and south of the pit also have potential for additional resources. One drill rig is currently on site testing gold-silver anomalies on the West Santa Rita vein and several other high-priority geophysical anomalies detected by geophysical surveys during the first quarter of 2012. Most of the anomalies appear to be westward extensions of mineralized veins previously drilled, including the Dolores, Santa Rita, Niño and Orion veins.

Since inception to September 30, 2012, the Company had incurred $1,614,302 (December 31, 2011 -$1,535,959) for acquisition costs and $4,447,390 (December 31, 2011 - $3,920,039) for exploration expenditures giving a total of $6,061,692 (December 31, 2011 - $5,455,998) for its 50% interest in Nieves.

Other Mexico Properties, Goldcorp IFA

Quaterra’s IFA signed by the companies in January 2010 provides Goldcorp with an option to acquire an interest in any mining properties held by or acquired by Quaterra in central Mexico (except the Nieves silver project) in return for funding a two year generative exploration program through a private placement investment of US$10 million in the Company. In a transaction announced on April 12, 2012, Goldcorp elected to extend the IFA for an additional year by purchasing 4,000,000 common shares of the Company at a price of $0.62 per share, raising a total of $2.48 million. The funds will be used to explore properties in central Mexico that fall under the IFA.

The terms of the option allow Goldcorp to acquire up to 65% in any property held by Quaterra by spending an additional US$2 million over a two-year period on advanced exploration on that property and by completing a feasibility study. Thereafter, Goldcorp will solely fund operations at the property until a production decision is made, at which point Quaterra will be responsible for contributing its proportionate share of expenditures.

During the third quarter, a surface agreement was signed with the Jaboncillo ejido that allows exploration, development and production for a thirty year period. Similar agreements are currently being discussed with ejidos at Sabino,Santo Domingo, Marijo, Microondas and Tecolotes. Mapping and sampling at Marijo have identified several small outcrops in areas of alluvial cover with coincident geochemical and geophysical anomalies that will be evaluated by shallow drilling during Q4 2012. Additional drill targets have also been confirmed at El Calvo and Microondas.

Mineral Property Expenditures

During the nine months ended September 30, 2012, the Company incurred mineral property costs of $9,784,863. A summary of all mineral property expenditures by property can be found in Note 6 of the condensed consolidated interim financial statements for the nine months ended September 30, 2012, a summary of which is presented in the following table:

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the nine months ended September 30, 2012

	December		Additions		Change during	September
All Mineral Properties	31, 2011	Q1	Q2	Q3	the period	30, 2012
Summary by Expenditures
Total acquisition	$15,703,047	$1,106,542	$359,924	$1,178,250	$2,644,716	$18,347,763
Total exploration	43,337,739	2,965,410	2,605,651	2,728,755	8,299,816	51,637,555
	59,040,786	4,071,952	2,965,575	3,907,005	10,944,532	69,985,318
Sale of mineral property	-	-		(1,159,669)	(1,159,669)	(1,159,669)
Total	$59,040,786	$4,071,952	$2,965,575	$2,747,336	$9,784,863	$68,825,649

	December		Additions		Change during	September
All Mineral Properties	31, 2011	Q1	Q2	Q3	the period	30, 2012

Nieves, net of cost recovery	$5,455,998	$205,970	$96,790	$302,934	$605,694	$6,061,692

Other properties in Mexico, net of cost recovery	11,342,700	2,025,475	684,019	638,855	3,348,349	14,691,049
MacArthur copper	19,502,902	1,052,306	582,774	529,133	2,164,213	21,667,115
Yerington copper	6,427,070	648,125	1,073,716	1,128,450	2,850,291	9,277,361
Herbert Glacier	674,476	22,792	196,227	651,003	870,022	1,544,498
Uranium properties	12,490,032	134,604	44,940	217,580	397,124	12,887,156
Other properties, US	3,147,608	(17,320)	287,109	(720,619)	(450,830)	2,696,778
Total	$59,040,786	$4,071,952	$2,965,575	$2,747,336	$9,784,863	$68,825,649

Corporate Development

Butte Valley, Nevada - Butte Valley is a large, partially explored porphyry copper system located in eastern Nevada about 40 miles north of Ely in north-central White Pine County. On October 4, 2012 Quaterra Resources announced the sale of the Butte Valley porphyry copper prospect to Freeport-McMoRan Mineral Properties Inc. (FMMP). The FMMP purchase includes 1,442 unpatented claims staked by Quaterra and assignment of its rights to an additional 41 claims held under lease from a prospecting syndicate. FMMP paid Quaterra US$2 million, with a contingent acquisition bonus of US$1 million possible in the future if FMMP acquires certain additional designated properties in the area. Quaterra retained substantial upside in the event that FMMP makes a significant discovery at the site by reserving the right, if and when FMMP completes a positive feasibility study, to elect to have either a 30% working interest in the project or a 2% NSR royalty. The Butte Valley sale is the first of several transactions to monetize the Company’s non-core assets. The cash from the transaction will be used to continue advancement of the Company’s district-scale, 100%-owned Yerington copper project.

Southwest Tintic, Utah – On October 4, 2012, Quaterra announced a modification to FMMP’s earn-in requirement on its Southwest Tintic porphyry copper prospect in Juab County Utah. The time for FMMP to complete aggregate expenditures of US$3,250,000 and US$4,725,000 has been extended by one year to August 29, 2013, and August 29, 2014, respectively. As of August 15, 2012, FMMP has spent a total of US$3 million on the project.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the nine months ended September 30, 2012

Corporate update

Mr. Robert Gayton has resigned from the Board of Directors of Quaterra effective September 30. Mr. Gayton was appointed to the Board in 1997 and was Chairman of the Audit Committee. Mr. Gayton’s position on the Board will not be replaced. Mr. Anthony Walsh, currently a member of the Audit Committee has replaced Mr. Gayton as Chairman of the Audit Committee. Mr. Todd Hilditch and Mr. John Kerr also will serve on the Audit Committee.

Gerald Prosalendis has resigned as Vice President Corporate Development of the Company but will continue working for the Company as a consultant.

Review of Financial Results

For the nine months ended September 30, 2012 (“2012”), the Company reported a net loss of $2,873,498 compared to a net loss of $9,633,625 in the same period for the previous year (“2011”), the decreases being mainly due to the $4,220,632 impairments and $2,581,032 stock-based compensation made in 2011. A comparison of general administration expenses for 2012 and 2011 is provided in the table below.

A comparative analysis for the nine-month period is provided below. There are no significant activities that have occurred in the three months ended September 30, 2012 which have not been discussed in the analysis.

General Administrative Expenses

General administrative expenses include overheads associated with administering the Company’s regulatory requirements and supporting the exploration activities.

	Nine months ended September 30,		Increase
	2012	2011	(decrease)
General and administrative expense
Administration and general	$520,690	$536,539	$(15,849)
Consulting	264,801	283,658	(18,857)
Depreciation	78,721	104,819	(9,973)
Directors' fees	94,783	87,169	7,614
Investor relations and communications	173,217	247,974	(74,757)
Personnel costs	887,383	810,398	76,985
Professional fees	429,296	338,698	90,598
Share-based payments	1,009,479	2,581,032	(1,571,553)
Transfer agent and regulatory fees	117,078	136,039	(18,961)
Travel & promotion	31,072	117,307	(86,235)
	$3,606,520	$5,243,633	$(1,620,988)

An analysis of the significant changes is outlined below:

a)	Consulting decreased by $18,857 from $283,658 in 2011 to $264,801 in 2012 reflecting the termination of the financial advisory service agreement on April 15, 2012.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the nine months ended September 30, 2012

b)	Investor relations and communications decreased by $74,757 from $247,974 in 2011 to $173,217 in 2012 reflecting the Company’s one time communications expenditures in 2011.

c)	Personnel costs increased by $76,985 from $810,398 in 2011 to $887,383 in 2012 resulting from the increased staffing levels and expanded operations in the Yerington office.

d)	Professional fees increased by $90,598 from $338,698 in 2011 to $429,296 in 2012 reflecting the increased legal fees for the Arizona Uranium law suit starting January 2012.

e)

Share-based payments: share-based payments decreased by $1,571,553 from $2,581,032 in 2011 to $1,009,479 in 2012. During the nine-month period in 2012, 3,695,000 stock options were granted at a weighted average exercise price of $0.47 versus 3,390,000 granted in 2011 at a weighted average exercise price of $1.29. The values of share-based payments were determined by the Black-Scholes option pricing model recognized over the vesting period of options. See Note 8 in the condensed consolidated interim financial statements for Black Scholes assumptions used and the resulting estimate of fair value.

f)	Transfer agent and regulatory fees decreased by $18,961 from $136,039 in 2011 to $117,078 in 2012 due to the reduced annual regulatory listing fees in 2012.

g)	Travel and promotion reduced by $86,235 from $117,307 in 2011 to $31,072 in 2012 reflecting a reversal of travel expenses provision recorded in the prior years and no longer required.

Other Expenses (Income)

	Nine months ended September 30,		Increase
	2012	2011	(decrease)
Exploration partner administration income$	(65,437)	$(163,059)	$(97,622)
Foreign exchange loss	206,393	40,681	165,712
Gain on sale of mineral property	(820,712)	-
General exploration costs	44,831	304,818	(259,987)
Impairments	-	4,220,632	(4,220,632)
Interest income	(58,143)	(51,605)	6,538
(Recovery)/write-off of equipment	(39,954)	38,525	78,479
	$(733,022)	$4,389,992	$(4,405,991)

a)

Exploration partner administration income: The Company charges a 10% administration fee on its Nieves joint venture partner’s shared exploration costs and 5% fee on expenditures on its central Mexico properties under the Goldcorp IFA agreement.

b)

Foreign exchange: The Company recognized a foreign exchange loss of $40,681 in 2011 compared to $206,393 in 2012 due to the fluctuation of the Canadian dollar against the US dollar. Volatility in the foreign exchange rate could continue to result in significant foreign exchange gains or losses. The Company does not hedge its exposure to changes in the value of the Canadian dollar.

c)

The Company sold its Butte Valley copper project to Freeport for gross proceeds of US$2 million, of which net $1,737,692 was received on October 2, 2012. As of September 30, 2012, the Company recorded $820,712 gain after its accumulated acquisition and exploration costs of $1,159,669 incurred.

d)

General exploration costs: These costs represent expenditures to undertake and support exploration activities on the Company’s properties, including costs incurred prior to the Company obtaining the rights to the mineral properties. In addition, if the expenditures are deemed not to be specifically related to individual properties or not recoverable, they are expensed as incurred.

e)

Impairments: the carrying value of five properties in the United States totaling $4,183,224 and $37,048 reclamation bond was written down in 2011 due to lack of exploration merit. The Company conducted impairment test and concluded no impairment write-down was required as of September 30, 2012.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the nine months ended September 30, 2012

f)	Interest income: interest earned varies based on the timing, type and amount of equity placements and resultant fluctuations in cash.

g)	(Recovery)/write-off of equipment: $39,954 insurance proceeds were received for the losses of two vehicle s in Mexico in 2011. $38,525 was written off in 2011 due to one of the losses.

Quarterly Information Trends

The following unaudited quarterly information is derived from the Company’s consolidated financial statements:

	September 30, 2012	June 30, 2012	March 31, 2012	December 31, 2011
Administration and general office	$(889,383)	$(787,529)	$(920,129)	$(1,188,387)
Exploration partner administration income	33,185	9,679	22,573	18,358
Foreign exchange gain (loss)	(108,710)	(19,770)	(77,913)	(149,196)
General exploration costs	(22,474)	(12,657)	(9,700)	(201,479)
Gain on sale of mineral property	820,712	-	-	-
Interest income	12,288	26,955	18,900	118,057
Share-based payments	(21,010)	(915,609)	(72,860)	(265,675)
Write-off of equipment (recovery)	20,385	19,569	-	-
Net loss	(155,007)	(1,679,362)	(1,039,129)	(1,668,322)
Basic loss per share	$-	$(0.01)	$(0.01)	$(0.01)

	September 30, 2011	June 30, 2011	March 31, 2011	December 31, 2010
Administration and general office	$(912,468)	$(793,952)	$(956,181)	$(799,613)
Exploration partner administration income	77,073	38,362	47,624	57,941
Foreign exchange gain (loss)	192,862	(15,329)	(218,214)	(106,236)
General exploration costs	(159,568)	(42,382)	(102,868)	(379,923)
Gain on sale of mineral property	-	-	-	50,000
Impairments	47,012	(1,471,698)	(2,748,934)	(622,121)
Interest income (expenses)	(2,341,617)	2,262	2,331	11,146
Share-based payments	-	(198,503)	(40,912)	(214,380)
Write-off of equipment		(38,525)	-	-
Net income (loss)	$(3,096,706)	$(2,519,765)	$(4,017,154)	$(2,003,186)
Basic income (loss) per share	$(0.02)	$(0.02)	$(0.03)	$(0.02)

The Company’s results have been largely driven by the level of its exploration activities, including recoveries from exploration partners, and foreign exchange rates. The Company has had no revenue from mining operations since its inception. Major variations in costs are summarized below:

  General exploration expenditures can vary widely from quarter to quarter depending on the stages and priorities of the exploration program.
  The Company receives management fees on the Blackberry joint venture and other Mexico properties under the Goldcorp IFA agreement, the amount of which varies dependent on the level of project expenditures incurred.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the nine months ended September 30, 2012

  Foreign exchange gains and losses arise because the Company conducts certain of its activities and holds financial assets in the US and Mexico in US dollars and Mexican Pesos, but reports its financial results in Canadian dollars.
  Share-based payments can vary widely from quarter to quarter based on the timing, amount and tenure of stock option awards.
  Interest earned and financing costs vary based on the timing, type and amount of debt and equity placements and resultant fluctuations in cash.

Related Party Information and Commitment

Manex Resource Group (“Manex”), a private company controlled by a director of the Company, provides ,furnished office space, selected administration, accounting , and corporate secretarial services to the Company. These services were provided in the normal course of operations for consideration established and accepted by the Company and Manex, which management believes was reasonable and cost-effective under the circumstances. In February 2012, the Company renewed the service agreement for another five years commencing July 2012 at an annual commitment of $231,000.

The Company is party to an agreement dated March 27, 2006, subsequently amended, with Atherton Enterprises Ltd. to retain the services of Mr. Scott Hean as Chief Financial Officer.

Please see condensed consolidated interim financial statements Notes 9 and 10 for more detailed information about related party transactions.

The Company has leases for its Vancouver head office and US subsidiaries. As of September 30, 2012, the Company had following commitments related to its office premises:

	Less than	1 - 3		After 5
Total	1 year	years	4 - 5 years	years
$ 1,234,857	$278,194	$513,913	$442,750	$-

Financial Condition, Liquidity and Capital Resources

As at November 13, 2012, the Company has cash of $600,000. The Company will need to rely on the raising of equity in the capital markets or on the sale and/or the optioning of its mineral property interests via joint venture agreements with third parties to provide working capital and to finance its mineral property acquisition and exploration activities. Since the Company does not generate any revenue from operations, its long-term profitability will be directly related to the success of its mineral property acquisition, divestment and exploration activities.

The Company received $2.48 million from Goldcorp on April 12, 2012 to fund additional exploration on certain properties in Mexico by issuing 4 million shares at a price of $0.62 per share.

On October 2, 2012, the Company received the net proceeds of $1,737,692 for the sale of its Butte Valley property, representing one of the first transactions that to monetize the Company’s non-core assets.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the nine months ended September 30, 2012

During the nine months ended September 30, 2012, the Company used cash in operating activities of $2,706,964 (2011 - $3,264,132) and had $10,866,669 (2011 - $11,807,855) in mineral property acquisition and exploration costs. As of November 13, 2012, the Company received $339,446 as a reimbursement of shared exploration costs incurred in 2012 from Blackberry and $115,541 exploration recovery from Goldcorp for the expenditures at the Sierra Sabino advanced property. The ability of the Company to continue its exploration program is dependent on the continuing success of its programs and on generating sufficient additional funding from Investors.

Outstanding Shares, Stock Options and Share Purchase Warrants

As at November 13, 2012, 156,449,265 common shares were issued and outstanding, 1,646,703 warrants were outstanding at an exercise price of $2.27, 14,035,000 stock options were outstanding and 13,560,000 exercisable at weighted average exercise prices of $1.15 and $1.17 respectively.

Off Balance Sheet Arrangements

None

Disclosure Controls and Internal Control over Financial Reporting

Management has evaluated the effectiveness of the Company’s disclosure controls and procedures and has concluded based on its evaluation that they are effective to provide reasonable assurance that material information relating to the Company is made known to management and disclosed in accordance with applicable securities regulations.

Internal control over financial reporting has been designed, based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Management, under the supervision of the CEO and CFO, has evaluated the effectiveness of the Company’s internal control over financial reporting using the framework designed as described above and based on this evaluation, the CEO and CFO have concluded that internal control over financial reporting was effective as of September 30, 2012 and there have been no significant changes to internal control over financial reporting in the period ended September 30, 2012.

Because of inherent limitations, internal control over financial reporting and disclosure controls can provide only reasonable assurances and may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future years are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Audit Committee of the Company has reviewed this MD&A, and the condensed consolidated interim financial statements for the nine months ended September 30, 2012, and the Board of Directors approved these documents prior to their release.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the nine months ended September 30, 2012

Financial and other Instruments

The Company’s activities expose it to a variety of risks arising from financial instruments. Please refer to Note 16 in the annual consolidated financial statements for the year ended December 31, 2011 for detailed discussions.

The Company’s marketable securities as at September 30, 2012 were carried at fair value. During the nine months ended September 30, 2012, the Company reported an unrealized loss of $9,667 from mark-to-market adjustments on the marketable securities.

Forward-Looking Statements

This MD&A contains “forward-looking statements”. Statements that are not historical fact and that relate to predictions, expectations, beliefs plans, projections, objectives, assumptions, future events, or future performance may be forward-looking statements. Forward-looking statements may be identified by such terms as “believes”, “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, “plan” or similar words.

You are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements are subject to inherent risks and uncertainties which could cause actual events or results – such as, among other things, results of exploration, reclamation, capital costs, and the Company’s financial condition and prospects – to differ from those reflected in a forward-looking statement. These risks and uncertainties include without limitation: the Company’s ability to finance the continued exploration of mineral properties; the Company’s history of losses and expectation of future losses; the Company’s ability to obtain adequate financing for planned exploration activities; uncertainty of production at the Company’s mineral exploration properties; the lack of Proven Mineral Reserves or Probable Mineral Reserves; changes in resource estimates resulting from updated testing and technical reports; the impact of governmental regulations, including environmental regulations; and commodity price fluctuations. This list is not exhaustive of the factors that may affect the Company’s forward-looking statements. Further information regarding these and other factors, are included in this MD&A under the “Risk and Uncertainties” heading and in the Company’s filings with securities regulatory authorities.

The forward-looking statements contained in this MD&A are based on the beliefs, expectations, and opinions of management on the date the statements are made. The Company undertakes no obligation to update any forward-looking statement should circumstances or estimates or opinions change, except in accordance with applicable securities laws.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the nine months ended September 30, 2012

For ease of reference, the following information is provided:

Canadian Dollars per U.S. Dollar

	September 30, 2012	September 30, 2011

Rate at end of period	0.9832	1.0482
Average rate	1.0023	0.9782
High	1.0397	1.0482
Low	0.9683	0.9428

	www.bankofcanada.com

Conversion Table
Imperial				Metric

1	Acre	=	0.404686	Hectares
1	Foot	=	0.304800	Metres
1	Mile	=	1.609344	Kilometres
1	Ton	=	0.907185	Tonnes
1	Ounce (troy)/ton	=	34.285700	Gram s/Tonne

Precious metal units and conversion factors

ppb	- Part per billion	1	ppb	=	0.0010	ppm	=	0.000030	oz/t
ppm	- Part per million	100	ppb	=	0.1000	ppm	=	0.002920	oz/t
oz	- Ounce (troy)	10,000	ppb	=	10.0000	ppm	=	0.291670	oz/t
oz/t	- Ounce per ton (avdp.)	1	ppm	=	1.0000	ug/g	=	1.000000	g/tonne
g	- Gram
g/tonne	- gram per metric ton	1	oz/t	=	34.2857	ppm
mg	- milligram	1	Carat	=	41.6660	mg/g
kg	- kilogram	1	ton (avdp.)	=	907.1848	kg
ug	- microgram	1	oz (troy)	=	31.1035	g

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the nine months ended September 30, 2012

Glossary of Abbreviations

Ag:	Silver
Ag gm/t:	Silver grade measured in grams per metric tonne
Converts to ounces per ton by dividing by 34.286
AMR:	Advance minimum royalty payments
Au:	Gold
Au gm/t:	Gold grade measured in grams per metric tonne
Converts to ounces per ton by dividing by 34.286
Ba:	Barium
CAD:	Canadian dollars
Co:	Cobalt
CSAMT:	Controlled source audio-frequency magneto telluric geophysical survey
Cu:	Copper
EIS:	Environmental Impact Statement
Fe:	Iron
NI 43-101:	Canadian National Instrument 43-101
gpm:	gallons per minute
gpt:	grams per tonne
g/t:	grams per tonne
IP:	Induced Polarization geophysical survey
m.y:	Million years
Ni:	Nickel
NSR:	Net smelter return royalty
Oz:	Troy ounce
oz/t or opt:	Ounces per ton.
Pb:	Lead
Pd:	Palladium
PGE:	Platinum Group Element
PGM:	Platinum group minerals
PPB:	Parts per billion
PPM:	Parts per million
Pt:	Platinum
S:	Sulphur
TD:	Total depth of a drill hole.
tpd:	Tonnes per day
TSX-V	Toronto Stock Exchange - Venture Exchange
US$:	U.S. dollars
U3O8:	Uranium oxide known as “yellow cake”.
VLF:	Very low frequency electromagnetic geophysical survey
VMS:	Volcanogenic massive sulphide